UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________ to __________________________

Commission File Number 001-31921

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Compass Minerals International, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Compass Minerals International, Inc. 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Compass Minerals International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material    misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2025, and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
 /s/ KPMG LLP

We have served as the Plan’s auditor since 2024.

Houston, Texas
June 29, 2026

Compass Minerals International, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2025	2024
Investments, at fair value (Notes 2 and 3)	$178,223,190	$164,923,939

Receivables
Employer contributions	164,261	170,777
Notes receivable from participants	3,806,939	3,817,505
Total receivables	3,971,200	3,988,282
Net assets available for benefits	$182,194,390	$168,912,221

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,
	2025	2024
Additions:
Investment income:
Net appreciation in fair value of investments	$26,001,672	$20,185,379
Interest and dividend income	2,102,127	1,429,866
Net investment income	28,103,799	21,615,245
Interest income on notes receivable from participants	300,638	243,900
Contributions:
Participants	7,948,389	8,377,832
Employer	4,760,182	5,644,210
Rollovers	742,138	592,711
Total contributions	13,450,709	14,614,753
Total additions	41,855,146	36,473,898
Deductions:
Benefits paid to participants	(28,297,765)	(20,067,214)
Administrative expenses	(275,212)	(187,391)
Total deductions	(28,572,977)	(20,254,605)
Net increase	13,282,169	16,219,293
Asset transfers in from other plans (Note 1)	—	180,501
Net assets available for benefits at beginning of year	168,912,221	152,512,427
Net assets available for benefits at end of year	$182,194,390	$168,912,221

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. 401(k) Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan

The following description of the Compass Minerals International, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a contributory, defined contribution plan covering eligible U.S. employees of Compass Minerals International, Inc. (the “Company” or “Compass Minerals”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On June 3, 2024 total assets of $180,501 were transferred into the Plan as a result of the acquisition of Fortress North America, LLC. The amounts transferred are included in the year December 31, 2024 balances in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Contributions: Participants are allowed to contribute, on either a pre-tax or after-tax (Roth) basis, a percentage of their eligible compensation, as defined by the Plan, up to the lesser of 75% of their eligible compensation or the annual limit allowed by the Internal Revenue Code, as amended (the “Code”) – $23,500 in year ended December 31, 2025 and $23,000 in year ended December 31, 2024. Participants who are age fifty or older, and who contribute the maximum federal limit, are eligible to make an additional “catch-up contribution.” The maximum catch-up contribution was $7,500 in both years ended December 31, 2025 and December 31, 2024. Effective 2025, participants who are ages 60 - 63, and who contribute the maximum federal limit, are eligible to make an additional “super catch-up contribution”. The maximum super catch-up contribution was $11,250 for the year ended December 31, 2025. Participants may also elect to contribute to the Plan on an after-tax (non-Roth) basis. Participants may contribute from a minimum of 1% to a maximum of 100% of their eligible compensation on an after-tax basis, subject to the maximum allowed by Code rules. Newly-hired participants are automatically enrolled in the Plan at an initial, pre-tax contribution amount of 6% of their eligible compensation. Participants may terminate or change their contributions at any time subsequent to this automatic enrollment. The Plan includes an automatic escalation feature under which Participants who remain automatically enrolled and have a deferral rate greater than zero will have their pre-tax deferral contribution increased by 1% annually, beginning each April 1, until the deferral rate reaches 10%, unless the Participant opts out of automatic enrollment or elects a different deferral percentage.

The Company contributes a non-discretionary matching contribution of 100% of a participant’s contribution on up to 6% of eligible compensation. Effective January 1, 2026, the Company will contribute a non-discretionary matching contribution of 100% of a participant’s contributions on up to 3% of eligible compensation and 50% of a participant’s contributions on 4%–6% of eligible compensation. The Company may also make discretionary profit-sharing contributions to the Plan at the discretion of the Company’s Board of Directors. Participants must be employed on the last day of the Plan year to be eligible for discretionary profit-sharing contributions, except in the case of a participant’s death, disability or retirement, as defined by the Plan. For the years ended December 31, 2025 and December 31, 2024, there were no discretionary profit-sharing contributions to the Plan. In addition, the Company may designate a qualified non-elective contribution to be allocated to non-highly compensated employees to maintain compliance with the Code’s non-discrimination tests. No allowance for credit losses has been recorded as of December 31, 2025 or December 31, 2024.

The Plan also allows participants to roll over part or all of an eligible distribution received by the participant from another qualified plan.

Participant accounts: Each participant’s account is credited with the participant’s contribution, the Company’s non-discretionary matching contribution, rollover contributions, allocation of the Company’s discretionary profit-sharing contribution, allocated qualified non-elective contribution (if applicable) and Plan earnings or losses. Allocations of discretionary profit-sharing and qualified non-elective contributions are based on earnings or account balances as defined by the Plan. A participant is entitled to receive only the vested portion of their account balance at the time of a distributable event. There were no discretionary profit-sharing contribution made during the years ended December 31, 2025 and December 31, 2024.

Compass Minerals International, Inc. 401(k) Savings Plan
Notes to Financial Statements

Eligibility: All U.S. employees of the Company and its participating subsidiaries are eligible to participate in the Plan after 30 days of service, with the exception of employees who are citizens of Puerto Rico, certain non-resident aliens, leased employees, student interns and independent contractors, who are excluded from eligibility pursuant to the provisions of the Plan. Further, employees covered by a collective bargaining agreement are eligible only to the extent participation in the Plan is part of the negotiated collective bargaining agreement.

Participant investment options: Each participant is responsible for directing the investment of his or her existing account balances and all future contributions made on his or her behalf among the designated investment alternatives, including shares of Compass Minerals common stock. Participants may change their investment options at any time throughout the year. However, participants who are subject to trading window restrictions for transactions in Compass Minerals common stock may not have the ability to change their investment in Compass Minerals common stock during specified periods.

Vesting: All participants are immediately vested in the portion of their Plan account related to participant contributions, rollover deposits. Participants hired before January 1, 2018, were immediately vested for non-discretionary Company matching contributions, while those hired on or after January 1, 2018, require a two-year vesting period. During participants’ first five years of employment, participants vest in the Company discretionary profit-sharing contributions, and any earnings or losses thereon, at a rate of 20% each year beginning on the participant’s first anniversary of employment. Effective January 1, 2026, all participants are immediately vested in non‑discretionary Company matching contributions. In addition, the Company may designate a qualified non-elective contribution to be allocated to non-highly compensated employees to maintain compliance with the Code’s non-discrimination tests. No allowance for credit losses has been recorded as of December 31, 2025 or December 31, 2024.

Forfeitures: Forfeitures of terminated participants’ non-vested Company contributions are used to pay Plan administrative expenses and reduce employer contributions. The Plan used forfeitures of $617,613 to reduce employer contributions, of which $466,539 related to employer matching contribution offsets and $151,074 related to the 2024 true-up contribution funded in 2025. During the year ended December 31, 2024, the Plan used forfeitures of $109,696 to reduce employer contributions. The Plan used forfeitures of $158,103 and $84,247 to pay Plan administrative expenses for the years ended December 31, 2025 and December 31, 2024, respectively. The forfeiture balance of $99,847 and $501,344 as of December 31, 2025 and December 31, 2024, respectively, are included in investments at fair value on the statements of net assets available for benefits and are available to apply to future Plan administrative expenses or employer contributions.

Participant loans: Participants are able to borrow from their fund accounts a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 (which may be reduced if the participant has Plan loans outstanding) or 50% of their vested account balance. The loans are for terms of one to five years for general purpose loans and one to ten years for residential loans. The loans must be adequately secured by the vested account balance and bear interest at a rate commensurate with local prevailing rates. Interest rates on outstanding loans as of December 31, 2025, ranged from 4.25% to 9.50%. Principal and interest are paid ratably through after-tax payroll deductions with maturity dates ranging through 2033.

Payment of benefits: Upon disability, retirement or other termination of service, participants, or their designated beneficiaries in case of death, are eligible to request a distribution of their vested account balance. If a participant’s vested account balance exceeds $5,000, a participant or designated beneficiary may elect to receive a lump sum payment or defer distributions to a later date. Vested account balances of less than $5,000 but greater than $1,000 will be rolled-over into an investment retirement account while vested account balances of $1,000 or less will be distributed in one lump sum payment, unless the participant or designated beneficiary elects otherwise. Withdrawals other than for disability, retirement or other termination of service are also permitted under certain circumstances provided by the Plan. Distributions are made in accordance with Plan provisions in the form of lump sum distributions or installment distributions. An annuity form of payment is also available to certain participants.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Expenses incurred in the administration of the Plan, which consist primarily of trustee and record keeping fees, may be paid from Plan assets and, therefore,

Compass Minerals International, Inc. 401(k) Savings Plan
Notes to Financial Statements

deducted from participant accounts, may be paid from forfeitures of non-vested Company contributions to the Plan or may be paid by the Company, in its discretion, on behalf of participants.

Note 2.    Significant Accounting Policies

The Plan’s significant accounting policies are as follows:

Basis of accounting: The financial statements of the Plan are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Investment valuation and income recognition: Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are accounted for on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires the Company, as Plan administrator, to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of benefits: Benefit distributions are recorded when paid.

Notes receivable from participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Any related fees are recorded as administrative expenses and expensed when incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the remaining participant loan balance is recorded as a benefit payment.

Interest income on notes receivable: During 2025, Plan management re-evaluated the presentation of interest income on notes receivable from participants within the Statements of Changes in Net Assets Available for Benefits. Historically, interest income on notes receivable from participants was included within interest and dividend income. Based on this evaluation, Plan management determined that separately presenting interest on notes receivable from participants better reflects the nature of the income associated with participant loan activity. Accordingly, the prior year presentation has been corrected to conform to the current year presentation, with interest income on notes receivable from participants presented separately from interest and dividend income in the financial statements. This immaterial correction had no impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits for any period presented.

Note 3.    Fair Value Measurements

As required by U.S. GAAP, the Plan’s investments are measured and reported at their estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction. The following provides a description of the fair value hierarchy of inputs that may be used to measure fair value.

Level 1 – Quoted market prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than Level 1 that are either directly or indirectly observable; and
Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Company.

The Plan’s investments are measured using the following valuation methods:

Money market funds: The fair value of these funds is determined using the net asset value based upon observable market quotations as of the close of business on the last trading day of the year. During 2025, Plan management re-evaluated the classification of its investment previously presented as interest-bearing cash and determined that the investment

Compass Minerals International, Inc. 401(k) Savings Plan
Notes to Financial Statements

represents a money market fund. Accordingly, the investment has been corrected in the current year disclosures, and the 2024 comparative amounts have been revised to conform to the current presentation. Plan management concluded that this correction is immaterial to the financial statements and does not impact net assets available for benefits or the change in net assets available for benefits.

Mutual funds: The fair value of these funds is determined using the net asset value based upon observable market quotations as of the close of business on the last trading day of the year.

Self-directed brokerage accounts: These accounts primarily consist of interest-bearing cash, for which the carrying amount approximates fair value, and mutual funds and common stock, which are valued based upon observable market quotations as of the close of business on the last trading day of the year.

Compass Minerals common stock: The fair value is based upon observable market quotations as of the close of business on the last trading day of the year.

Common collective trusts: The fair value of common collective trust funds is based on the net asset value per share (“NAV”) reported by the administrator of the respective common collective trust funds. The NAV is calculated daily and is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The underlying assets are traded on an active market. There are no restrictions on redemptions related to the common collective trust funds.

As described above, each of the investments in the Plan portfolio have a readily determinable fair value based on the active market for identical assets and, therefore, each meet the criteria to be classified as a Level 1 investment.

The fair values of investments as of December 31, 2025 and 2024 are included in the tables below:

	December 31, 2025	Level 1	Level 2	Level 3
Money market funds(a)	$6,328,878	$6,328,878	$—	$—
Mutual funds	50,746,641	50,746,641	—	—
Self-directed brokerage account	1,869,779	1,869,779	—	—
Common collective trusts	117,720,134	117,720,134	—	—
Compass Minerals common stock	1,557,758	1,557,758	—	—
Investments at fair value	$178,223,190	$178,223,190	$—	$—

	December 31, 2024	Level 1	Level 2	Level 3
Money market funds(a)	$6,819,993	$6,819,993	$—	$—
Mutual funds	48,542,002	48,542,002	—	—
Self-directed brokerage account	1,909,790	1,909,790	—	—
Common collective trusts	106,647,954	106,647,954	—	—
Compass Minerals common stock	1,004,200	1,004,200	—	—
Investments at fair value	$164,923,939	$164,923,939	$—	$—
(a)The stock purchase account value of $706 and $638 for the years ended December 31, 2025 and December 31, 2024, respectively, is included in the fair value of money market funds.. The stock purchase account is used as a plan-level account in the record keeping of the purchase and sales of fractional shares of employer stock. Participants cannot invest their account balances in this fund.

Compass Minerals International, Inc. 401(k) Savings Plan
Notes to Financial Statements

Note 4.    Related Party and Parties-in-Interest Transactions

Plan investments include mutual funds and common collective trusts, which are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company, as Plan administrator and sponsor, is a party-in-interest to the Plan. For the years ended December 31, 2025 and December 31, 2024, the Plan held 79,316 and 89,262 shares, respectively, of Compass Minerals common stock with market values of $1,557,758 and $1,004,200, respectively. During the years ended December 31, 2025 and December 31, 2024, the Plan purchased $102,812 and $387,250, respectively, of Compass Minerals common stock and sold $319,722 and $224,612, respectively, of Compass Minerals common stock. The Company declared and paid dividends of $0.00 and $0.15 per share on Compass Minerals common stock during the years ended December 31, 2025 and December 31, 2024, respectively.

Note 5.    Income Tax

The underlying prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020, stating that the written form of the underlying prototype document is qualified under Section 401 of the Internal Revenue Code (the Code). Any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401 of the Code, and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect a participant’s account balance and the amounts reported in the statements of net assets available for benefits.

Note 7.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Note 8.    Nonexempt Transactions

As reported on Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, for the year-ended December 31, 2025, certain participant contributions were not remitted to the Plan within the time frame specified by the DOL’s Regulation 29 CFR 2510.3-102 thus constituting nonexempt transactions between the Plan and the Company. The amount of late remittances totaling $659 in 2025 along with lost earnings of $56 were remitted to the Plan in 2026.

Compass Minerals International, Inc. 401(k) Savings Plan
Notes to Financial Statements

Note 9.    Subsequent Event

Management has evaluated all subsequent event transactions and events from January 1, 2026 through June 29, 2026, the date on which these financial statements were issued and have determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Compass Minerals International, Inc. 401(k) Savings Plan
Employer Identification Number 36-3972986, Plan 001			36-3972986	001
Form 5500 Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2025

Check here if late participant loan repayments are included:

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$659	—	$659	—	—

See accompanying Report of Independent Registered Public Accounting Firm.

Compass Minerals International, Inc. 401(k) Savings Plan
Employer Identification Number 36-3972986, Plan 001
Form 5500 Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2025

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, collateral, par or maturity value	Number of Shares/Units	Current Value
	Columbia	Columbia Trust Dividend Income Fund Institutional 1 - Common Collective Trust	228,311	$4,504,585
	T. Rowe Price	International Discovery I	18,334	1,376,306
	BlackRock	BlackRock Total Return Bond Fund Class 6 - Common Collective Trust	36,349	440,485
	Franklin Templeton	Franklin Small Cap Value GG Trust CIT Class R - Common Collective Trust	2,349	54,165
	Invesco US	Invesco Mid Cap Growth Trust Class B1 - Common Collective Trust	14	1,984
	MFS	MFS International Diversification Fund Class R3 - Mutual Fund	1,747	47,390
	Invesco US	Invesco Discovery Fund Class A - Mutual Fund	2,664	263,540
	John Hancock	John Hancock Funds Disciplined Value Mid Cap Fund Class R6 - Mutual Fund	3,665	100,629
*	Compass Minerals International, Inc.	Common Stock	79,316	1,557,758
	Principal Trust	Principal LifeTime Hybrid Income CIT X - Common Collective Trust	20,830	510,120
	Principal Trust	Principal LifeTime Hybrid 2015 CIT X - Common Collective Trust	26,970	925,085
	Principal Trust	Principal LifeTime Hybrid 2020 CIT X - Common Collective Trust	49,988	1,941,029
	Principal Trust	Principal LifeTime Hybrid 2025 CIT X - Common Collective Trust	230,665	9,955,522
	Principal Trust	Principal LifeTime Hybrid 2030 CIT X - Common Collective Trust	339,159	16,096,487
	Principal Trust	Principal LifeTime Hybrid 2035 CIT X - Common Collective Trust	390,414	20,336,664
	Principal Trust	Principal LifeTime Hybrid 2040 CIT X - Common Collective Trust	318,156	18,080,805
	Principal Trust	Principal LifeTime Hybrid 2045 CIT X - Common Collective Trust	220,914	13,473,563
	Principal Trust	Principal LifeTime Hybrid 2050 CIT X - Common Collective Trust	196,503	12,440,574
	Principal Trust	Principal LifeTime Hybrid 2055 CIT X - Common Collective Trust	164,540	10,635,862
	Principal Trust	Principal LifeTime Hybrid 2060 CIT X - Common Collective Trust	155,900	4,850,040
	Principal Trust	Principal LifeTime Hybrid 2065 CIT X - Common Collective Trust	151,427	3,276,883
	Principal Trust	Principal LifeTime Hybrid 2070 CIT X - Common Collective Trust	12,590	196,281
*	Fidelity	Fidelity Government Money Market Fund Class K6	6,328,098	6,328,098
*	Fidelity	Fidelity Small Cap Index Fund – Mutual Fund	40,741	1,260,121
*	Fidelity	Fidelity Middle Cap Index Fund – Mutual Fund	71,725	2,648,799
*	Fidelity	Fidelity 500 Index – Mutual Fund	54,399	12,931,742
*	Fidelity	Fidelity International Index – Mutual Fund	50,478	3,069,050
*	Fidelity	Fidelity U.S. Bond Index – Mutual Fund	179,707	1,897,708
*	Fidelity	Fidelity Growth Company – Mutual Fund	518,406	24,790,178
*	Fidelity	Fidelity Government Money Market	74	74
*	Fidelity**	Brokeragelink (self-directed)	—	1,869,779
	PIMCO	PIMCO Income A - Mutual Fund	214,848	2,361,178
*	Fidelity	Stock Purchase Cash Account	—	706
	Plan Participants	Interest rates 4.25% - 9.50% maturing through 2033	—	3,806,939
				182,030,129

* Represents a party-in-interest.
** Includes Fidelity investments.
See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compass Minerals International, Inc., as Plan administrator for the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPASS MINERALS INTERNATIONAL, INC. 401(k) SAVINGS PLAN

		By:	COMPASS MINERALS INTERNATIONAL, INC., as Plan Administrator

Date:	June 29, 2026	By:	/s/ Peter Fjellman
Name: Peter Fjellman
Title: Chief Financial Officer